JOSEPH I. EMAS

ATTORNEY AT LAW

1224 Washington Avenue

Miami Beach, Florida 33139

(305) 531-1174

June 1, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Division of Corporate Finance

Washington, D.C. 20549

Attn:  Ryan Rohn

Re:

Andean Development Corporation (the “Company”)

Form 8-K/A filed on June 1, 2005

File No. 000-28806

Dear Mr. Rohn:

Thank you for your comments on the Company’s Form 8-K/A #2 in your letter of May 18, 2005.

1.

We have noted your comment and have revised the Form 8-K/A to reflect the precise audits performed by Jewett, Schwartz & Associates as well as Madsen & Associates.

2.

We have noted your comment and have revised the Form 8-K/A to reflect the following statement by the former auditors:

The consolidated financial statements of Andean Development Corporation and Subsidiaries as of and for the year ended December 31, 2002 were audited by other auditors whose report dated April 10, 2003, on those statements included an explanatory paragraph that described the consolidated financial statements were prepared assuming that the Company will continue as a going concern and those statements did not include any adjustments resulting from that uncertainty.

3.

We have noted your comment and have re-filed an updated Exhibit 16 letter.

The Company hereby acknowledges:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joseph I. Emas

Joseph I. Emas

For the Company